SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                           No       ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: December 19, 2008	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	Joseph Villalta
ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Ruth Group
+886-6-507-7712	+1-646-536-7003
s.k._chen@chipmos.com	jvillalta@theruthgroup.com

ChipMOS REPORTS NOVEMBER 2008 REVENUE;

COMPANY UPDATES 4Q08 GUIDANCE

Hsinchu, Taiwan, December 19, 2008 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported its unaudited consolidated revenues for the month of November 2008.

Revenues for the month of November 2008 were NT$911.8 million or US$27.4 million, a decrease of 33.1% from the month of October 2008 and a decrease of 56.1% from the same period in 2007. (All translations from NT dollars to U.S. dollars were made at the exchange rate of NT$33.29 against US$1.00 as of November 28, 2008.)

Consolidated Monthly Revenues (Unaudited)

	November 2008	October 2008	November 2007	MoM Change	YoY Change
Revenues (NT$ million)	911.8	1,363.1	2,079.2	-33.1%	-56.1%

Revenues (US$ million)	27.4	40.9	62.5	-33.1%	-56.1%

ChipMOS’ November 2008 consolidated revenues included revenues of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

ChipMOS today also revised its guidance for the fourth quarter of 2008 to reflect the rapid decline in demand for overall product segments due to global electronic market slow down. The Company had expected fourth quarter 2008 revenue decline of 20% to 24% compared to the third quarter of 2008, with US GAAP gross margin in the range of -21% to -25% on a consolidated basis. The Company now expects revenue in the fourth quarter of 2008 to decline 30% to 34% compared to the third quarter of 2008, with US GAAP gross margin in the range of -27% to -31% given lower revenue level.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.